Angel Oak Funds Trust
One Buckhead Plaza | 3060 Peachtree Road NW, Suite 500 | Atlanta, Georgia 30305

August 4, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
3 World Financial Center
New York, NY 10281

RE:	Angel Oak Funds Trust (the “Trust”) (File Nos. 333-197427 and 811-22980)

Dear Ms. Hamilton:

Below please find the comments that the Trust received from you on July 1, 2016 with respect to the review of the annual report (the “Report”) and other filings pursuant to the Sarbanes-Oxley Act of 2002 for the Angel Oak Flexible Income Fund (“Flexible Fund”) and Angel Oak Multi-Strategy Income Fund (“Multi-Strategy Fund”) (each, a “Fund” and together, the “Funds”), each a series of the Trust, for the fiscal year ended January 31, 2016. For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms have the same definitions as in the Report.

In connection with this correspondence, the Trust acknowledges that:

•	in connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

•	the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the Commission from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

•	neither the Trust nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Annual Report

Comment 1.	With respect to the “Summary of Funds’ Expenses—Hypothetical Example for Comparison Purposes,” we note that the Annualized Expense Ratios excluded interest expense. Please explain how this is in accordance with Item 27(b)(7), instruction 1(c) of Form N-1A.

Response:	The Trust will include interest expenses in the Annualized Expense Ratio in future filings.

Comment 2.	The Schedule of Investments (“SOI”) for the Multi-Strategy Fund shows approximately 4% of the Fund’s net assets invested in money market mutual funds. Please confirm that the acquired fund fees and expenses from such investments did not exceed one basis point of the Fund’s average net asset, as no separate disclosure for such acquired fund fees and expenses appears in the Fund’s prospectus fee table.

Response:	The Trust confirms that total acquired fund fees and expenses for the Multi-Strategy Fund did not exceed one basis point for the fiscal year ended January 31, 2016. The Trust notes that the SOI only reflects the Fund’s holdings as of a single point in time and does not necessarily represent the amount of the Fund’s holdings in money market mutual funds throughout the fiscal year.

Comment 3.	In the SOI for future filings, for variable rate securities, please indicate a description of the reference rate and spread and the end of period interest rate or disclose in a note to the schedule the end of period reference rate for each reference rate described in the schedule. Please note this change also applies to future filings on Form N-Q.

Response:	The Trust is reviewing the proposed reporting requirements for variable rate securities and will consider the inclusion of the requested information in future filings.

Comment 4.	Please confirm that each Fund will segregate assets equal to the full notional amount of credit default swaps that it writes to cover such obligations.

Response:	The Trust so confirms.

Comment 5.	Please inform us as to how much each Fund will invest in entities that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, such as CLOs, CDOs, or non-agency RMBS. If the Fund will invest or invests more than 15% of its assets in these entities, please explain to us in detail how the Fund’s board of trustees determined that these expected or actual holdings are liquid (i.e., securities that can be disposed of in the ordinary course of business at approximately the amount at which the Fund has valued them within seven days). See Securities Act Release No. 6862 (April 23, 1990) at text accompanying note 62.

If the Fund will invest or invests more than 15% of its assets in these entities, your response should include general market data on the types of instruments and data on the liquidity of specific instruments of the type that the Fund will invest or invests in, including information about the:

1)	existence of an active market for the asset, including the number, diversity, and quality of market participants
2)	frequency of trades or quotes for the asset and average daily trading volume of the asset
3)	volatility of trading prices for the asset
4)	bid/ask spreads for the asset
5)	restrictions on trading of the asset and limitations on transfer of the asset
6)	size of the Fund’s position in the asset relative to the asset’s average daily trading volume and as applicable, number of units of the asset outstanding
7)	availability of and Fund adviser’s access to information on the underlying loans or other assets held by CLOs, CDOs, RMBS, and borrowers
8)	how the Fund will be able to appropriately value these assets on a daily basis.

Response:	Each Fund may invest in collateralized securities that rely on the exemptions found in Sections 3(c)(1) or 3(c)(7) of the 1940 Act. There is no express limit on the amount of assets that a Fund may invest in such securities. Collateralized securities are pools of assets (e.g., mortgages, loans, or other debt securities) issued by multiple underlying issuers or representing mortgages on multiple properties and property types. Many collateralized securities trade in an active market pursuant to Rule 144A under the Securities Act of 1933.

A collateralized security will be treated as liquid or illiquid based on policies and procedures adopted by the Trust’s Board of Trustees (the “Board”). The policies and procedures do not require collateralized securities to be deemed per se illiquid; rather they call for consideration of all factors deemed relevant by the Adviser in making a liquidity determination.  Such factors include: trading frequency and quotes for the security, the number of dealers willing to purchase or sell the security and the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security (e.g., whether it is registered, the market place), whether the security has been rated by a nationally recognized statistical rating organization (“NRSRO”), the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand, the nature of any restrictions on resale, and with respect to municipal lease obligations and certificates of participation, whether there is reasonable assurance that the obligation will remain liquid throughout the time the obligation is held and, if unrated, whether an analysis similar to that which would be performed by an NRSRO is performed. The Trust is not aware of any published guidance from the Commission or its staff, including the recently published Proposed Rule on Open-End Fund Liquidity Risk Management Programs, SEC Release Nos. 33-9922, IC-31835 (Sept. 22, 2015), that requires collateralized securities to be treated as per se illiquid.

The Trust filed correspondence containing the requested market data via the Commission’s EDGAR system on July 28, 2016 (Accession No. 0000894189-16-010676), which correspondence is incorporated herein by reference.

Comment 6.	For each CLO sold by a Fund, please provide the price the security was marked at by the Fund on the day before the sale and one week before the sale, as well as the sale price and the rating of the particular tranche.

Response:	The requested information was delivered to the Commission staff via separate cover on or about August 4, 2016.

Comment 7.	Please confirm whether Management’s Discussion of Fund Performance, including the line graph and graphical representation of holdings were audited. If not, in future filings, please clarify that they are unaudited.

Response:	The Trust confirms that Management’s Discussion of Fund Performance, including the line graph and graphical representation of holdings were not audited. Such items will be specifically denoted as “unaudited” in future filings.

Comment 8.	The line graph for each Fund reflects the performance of its Institutional Class of shares. In future filings, please base the line graph on the minimum investment amount for such class in accordance with instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A.

Response:	The requested change will be reflected in future filings.

Comment 9.	With respect to the Financial Highlights, in future filings, please move any ratios excluding interest expense or waivers or reimbursements to the footnotes as they are not part of the information required by Form N‑1A.

Response:	The requested change will be reflected in future filings.

Comment 10.	In future filings, please ensure that the disclosure regarding the Trust’s Board reflects all items required by Item 17(a)(1) of Form N-1A (e.g., addresses of the Trustees).

Response:	The requested change will be reflected in future filings.

Comment 11.	The Funds’ website appears to show expense ratios taken from the Funds’ prospectus dated May 31, 2015. Please update the website with current information.

Response:	The requested change has been made.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
 as Administrator for the Trust